NEWS RELEASE
BROOKFIELD PROPERTIES AND BLACKSTONE COMPLETE TRIZEC ACQUISITION
New York, October 5, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its joint venture partner The Blackstone Group today announced that they have completed the acquisition of Trizec Properties, Inc. Under the terms of the merger agreement, holders of shares of Trizec Properties common stock (other than Trizec Canada) will receive a total of $29.0209 in cash per share.
Brookfield Properties also announced the completion of the acquisition of all of the outstanding subordinate voting shares and multiple voting shares of Trizec Canada for US $30.9809 per share.
The overall transaction is valued at approximately $7.2 billion of assets.
Prior to the close of the transaction, Trizec Properties sold 13 office properties totaling approximately 13.3 million square feet in Atlanta, Charlotte, Chicago, Dallas and Minneapolis to affiliates of Blackstone and third parties for an aggregate consideration of approximately $1.8 billion. The remaining portfolio consists of approximately 26 million square feet located in New York, Washington, D.C., Los Angeles, Houston and San Diego, consistent with Brookfield Properties’ strategy to invest in markets driven by financial services, government and energy sector tenants.
“The closure of the acquisition of Trizec represents a significant milestone for Brookfield Properties. We are excited by the opportunity to build upon the track record established by the management teams and employees of Trizec, and we are grateful to be partnering with Blackstone to maximize the value of this high-quality portfolio,” said Ric Clark, President & CEO of Brookfield Properties.
Jonathan D. Gray, Senior Managing Director of Blackstone, said, “We look forward to our new partnership with Brookfield as well as the opportunity to expand our CarrAmerica platform on the West Coast.”
Brookfield Properties’ share of equity in the transaction will be co-invested in a fund format with institutional clients. Upon completion of syndication of the equity in the fund, Brookfield Properties’ equity investment is anticipated to be $420 million.
Brookfield Properties is adopting Trizec’s operating platforms in Washington, D.C., Houston and Los Angeles and is integrating Trizec’s New York operation with Brookfield’s New York headquarters operation. Dennis Friedrich, President & COO of U.S. Commercial Operations for Brookfield Properties, is responsible for the oversight of these newly-acquired assets.

Bear Stearns & Co., Inc., Merrill Lynch, Deutsche Bank, Goodwin Procter LLP, Goodman and Carr LLP, Simpson Thacher & Bartlett LLP and Blake Cassels & Graydon LLP acted as financial or legal advisors to Brookfield Properties and/or Blackstone. Acquisition financing was provided by Merrill Lynch, Bear Stearns, Deutsche Bank, Morgan Stanley and Royal Bank of Canada.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of 107 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in New York City, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 10 million square feet of high-quality, centrally-located development properties. The company trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
The Blackstone Group, a global investment and advisory firm with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Mumbai and Paris, was founded in 1985. Blackstone’s real estate group has raised approximately $13 billion for real estate investing and has a long track record of investing in office buildings, hotels and other commercial properties. In addition to real estate, The Blackstone Group’s core businesses include private equity, corporate debt investing, marketable alternative asset management, mergers and acquisitions advisory and restructuring and reorganization advisory. Information relating to The Blackstone Group can be accessed at http://www.blackstone.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.
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This press release, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.